UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

JIAYUAN.COM INTERNATIONAL LTD.
(Name of Issuer)
Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)
477374 102
(CUSIP Number)
Guodong Sun Vast Profit Holdings Limited Level 54, Hopewell Centre 183 Queen's Road East Hong Kong (+86) 130 1108 8716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2015
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	477374 102

1.	NAME OF REPORTING PERSON: Vast Profit Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,808,889
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,808,889
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,889
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Percentage calculated based on 49,930,944 Ordinary Shares outstanding as of March 2, 2015 as provided by the Company.

CUSIP No.	477374 102

1.	NAME OF REPORTING PERSON: Guodong Sun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,808,889
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,808,889
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,889
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Percentage calculated based on 49,930,944 Ordinary Shares outstanding as of March 2, 2015 as provided by the Company.

INTRODUCTORY NOTES

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed on March 3, 2015 (the “Schedule 13D”) on behalf of the Reporting Persons with the United States Securities and Exchange Commission. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 26, 2015, the transaction under the Maysky Share Purchase Agreement was completed. As a result, all of the Ordinary Shares held by Maysky were transferred to Vast Profit at a purchase price of US$3.58 per Ordinary Share. On the same date, Vast Profit entered into a Deed of Adherence (the “Maysky Deed”) with the Company with respect to the Ordinary Shares acquired from Maysky. Pursuant to the Maysky Deed, Vast Profit shall be bound by the Shareholders Agreement as if Vast Profit had been an original party to the Shareholders Agreement since the date thereof.

Description of the Maysky Deed in this Amendment No. 1 is qualified in its entirety by reference to the Maysky Deed, which is filed hereto as Exhibit 7.07.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a) – (b)	With respect to each of the Reporting Persons, the cover pages of this Amendment No. 1 are incorporated herein by reference, as if set forth in their entirety.
(c)	Except as set forth in Item 4 above, neither of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Amendment No. 1.
(d)	Not applicable.
(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth and incorporated in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 7.07	Deed of Adherence by and between the Company and Vast Profit dated as of March 26, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2015

VAST PROFIT HOLDINGS LIMITED

By:	/s/ Guodong Sun
Name:	Guodong Sun
Title:	Director

GUODONG SUN

/s/ Guodong Sun